Innovative Product Opportunities Inc.

8400 Edinger Ave Suite #202R

Huntington Beach California USA 92647

November 18, 2013

Via Edgar

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Innovative Product Opportunities Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 15, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 15, 2013

File No. 333-167667

Ms. Thompson:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated August 9, 2013 (the “Comment Letter”) relating to the Form 10-K filed April 15, 2013, (the “Form 10-K”), the Form 10-Q filed May 15, 2013, (the “Form 10-Q”). We have made revisions to the Form 10-K in response to the Comment Letter. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

Item 15. Exhibits, Financial Statement Schedules, page 28

3. Exhibits, page 28

1. Although we note your filing of the Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002 for Mr. Doug Clark, your Chief and Principal Executive Officer, it appears you did not file one for Mr. Robert McLean, your Chief and Principal Financial Officer. Please amend your Form 10-K to provide this certification. Please ensure that the amended Form 10-K includes signature pages and all certifications as of the applicable current date.

Response

Form 10-K/A includes the Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002 for Mr. Robert McLean, the Chief and Principal Financial Officer.

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Form 10-Q for the Quarterly Period Ended March 31, 2013

Financial Statements, page F-1

Notes to Financial Statements, page F-4

Note 1 – Nature of Operations and Basis of Presentation, page F-4

2. We note your restatement disclosure for the quarterly period ended March 31, 2012. We also note that the Forms 10-Q for the quarterly periods ended March, 31, 2012, June 30, 2012 and September 30, 2012 should not be relied on. Please file an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements. As it appears you concluded that these financial statements should no longer be relied upon, please ensure that your Item 4.02 Form 8-K includes:

•	the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

•	a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

•	a statement of whether the board of directors, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Refer to Item 4.02(a) of Form 8-K.

Response

•	On April 11, 2013, it was concluded that the original Form 10-Q filed by the Company for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012 should not be relied on.

•	The Company reconsidered its original conclusion and determined that the Company is not the primary beneficiary of Cigar & Spirits since it does not have (1) the responsibility to absorb the losses of Cigar & Spirits (2) the ability to direct the activities of Cigar & Spirits. The restatement is reported in Note 1 – Nature of Operations and Basis of Presentation and Item 5. Other Information in the Form 10-Q filed on May 15, 2013 and August 14, 2013.

•	The disclosure in Note 1 – Nature of Operations and Basis of Presentation and the report under Item 5. Other Information in the Form 10-Q filed on May 15, 2013 and August 14, 2013 were discussed with the independent auditor by the Chief Executive Officer of the Company.

3. Please tell us whether your financial statements for the year ended December 31, 2012 will be restated and should no longer be relied upon. If so, please ensure your Item 4.02 form 8-K also addresses these financial statements. If not, please tell us why you believe your December 31, 2012 year end financials should not be restated and why an investor may continue to rely on them.

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Response

We believe that the financial statements for the year ended December 31, 2012 should continue to be relied on. The financial statements will not be restated since they fully recognized the restatement noted in Item 5. Other Information in the Form 10-Q filed on May 15, 2013 and August 14, 2013.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 347-789-7131 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Robert McLean

Robert McLean

Chief Financial Officer

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